Invesco 11 Greenway Plaza, Suite 1000 Houston, TX 77046

April 17, 2014

Via EDGAR

Mark Cowan

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	AIM Variable Insurance Funds (Invesco Variable Insurance Funds) on behalf of V.I.
Utilities Fund (File Nos. 33-57340 and 811-07452)

Dear Mr. Cowan:

On behalf of the above named registrant (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you via telephone on March 11, 2014 with regard to the Registrant’s Post-Effective Amendment No. 59 under the Investment Company Act of 1940 on Form N-1A (the “N-1A”) filed with the U.S. Securities and Exchange Commission (“SEC”) on February 11, 2014. These comments and responses apply to Series I and II of the Fund. For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. Any disclosure changes required by these responses will be incorporated into a filing made pursuant to Rule 485(b) under the 1933 Act for the Registrant.

1. Comment: In the Principal Investment Strategies of the Fund section referencing investments in large-capitalization issuers, define large-capitalization issuers.

Response: The Registrant believes that the current disclosure in the same section of the statutory prospectus sufficiently defines large capitalization issuers. The disclosure is restated below for your information.

The Fund may invest in securities of issuers of all capitalization sizes; however, a substantial number of the issuers in which the Fund invests are large-capitalization issuers. The Fund considers an issuer to be a large-capitalization issuer if it has a market capitalization, at the time of purchase, within the range of the largest and smallest capitalized companies included in the Russell 1000 Index during the most recent 11-month period (based on month-end data) plus the most recent date during the current month. As of December 31, 2013, the capitalization of companies in the Russell 1000 Index ranged from $441.7 million to $500.7 billion.

2. Comment: In the Principal Investment Strategies of the Fund section, explain the volatility concept.

Response: The Registrant believes that the current disclosure in the same section of the statutory prospectus sufficiently explains the concept of volatility. The disclosure is restated below for your information.

The Adviser also employs a risk management process intended to manage the volatility level of the Fund’s annual returns.

The Adviser may sell exchange-traded futures contracts to target a maximum annual volatility level for the Fund’s returns of approximately 10%. Volatility is a statistical measure of the magnitude of changes in the Fund’s returns without regard to the direction of those changes. To implement this volatility management strategy, the Adviser will monitor the forecasted annualized volatility of the Fund’s returns, placing a greater weight on recent historic data. The Adviser may sell futures contracts as often as daily to lower the Fund’s expected volatility level but does not expect to sell futures contracts when the Fund’s volatility level is within the target range.

Volatility is not a measure of investment performance. Volatility may result from rapid or dramatic price swings. Higher volatility generally indicates higher risk and is often reflected by frequent and sometimes significant movements up and down in value. The Fund could experience high levels of volatility in both rising and falling markets. Due to market conditions or other factors, the actual or realized volatility of the Fund for any particular period of time may be materially higher or lower than the target maximum annual level.

The Fund’s target maximum annual volatility level of 10% is not a total return performance target. The Fund does not expect its total return performance to be within any specified targeted range. It is possible for the Fund to maintain its volatility at or under its target maximum annual volatility level while having negative performance returns. Efforts to manage the Fund’s volatility could limit the Fund’s gains in rising markets, may expose the Fund to costs to which it would otherwise not have been exposed, and if unsuccessful may result in substantial losses.

3. Comment: In the Risks section regarding (a) “Preferred Securities Risk” and (b) “Zero Coupon Bonds Risk,” describe the corresponding strategy.

Response: We will amend the title of the risk associated with the zero coupon convertible securities from “Zero Coupon Bonds Risk” to “Zero Coupon Securities Risk.”

The Registrant believes that the current disclosure in the Principal Investment Strategies of the Fund section of the statutory prospectus otherwise sufficiently states the intent to invest in preferred stocks and zero coupon securities. The disclosure is restated below for your information.

The Fund invests, under normal circumstances, at least 65% of its net assets in income-producing equity investments. Income producing equity investments are dividend paying common or preferred stocks, interest paying convertible debentures or bonds, or zero coupon convertible securities (on which the Fund accrues income for tax and accounting purposes, but receives no cash).

4. Comment: In the Risks section regarding “Short Sale Risk,” if short sales are a significant strategy, add a line in the fee table with a sub-caption on expenses associated with short sales.

Response: As we do not anticipate that the short sales will be significant, we respectfully decline to add the information to the fee table. We will monitor the short sales and reconsider adding the information if needed.

5. Comment: In the Performance Information section, add a disclosure that the past performance reflects the previous, utilities strategy.

Response: The requested information has been added to the Performance Section as follows:

For periods prior to April 30, 2014, performance shown is that of the Fund using its previous utilities-related strategy.

6. Comment: In the Fund Management – Adviser Compensation section, confirm whether the investment advisory agreement changed.

Response: Invesco Advisers, Inc. continues to provide advisory services to the Registrant under the existing investment advisory agreement. The investment advisory agreement and investment sub-advisory agreements did not change.

7. Comment: In the Financial Highlights section, add disclosure that the fees and expenses do not reflect separate account expenses.

Response: The Registrant believes that the current disclosure provides sufficient disclosure in the Financial Highlights by stating that “Total returns are not annualized for periods less than one year if applicable and do not reflect charges assessed in connection with a variable product, which if included would reduce total returns.”

With respect to the foregoing comments, Registrant acknowledges the following:

1. The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3. The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to contact me at (713) 214-4713 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Seba Kurian

Seba Kurian

Counsel

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